[redacted]

10029771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies Execution Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 45th Floor
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vladimir Bord 646-805-5450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vladimir Bord, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies Execution Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Jefferies Execution Services, Inc.:

We have audited the accompanying statement of financial condition of Jefferies Execution Services, Inc. (the Company) as of December 31, 2009, and the related statements of earnings, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferies Execution Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2010

JEFFERIES EXECUTION SERVICES, INC.
(SEC Identification No. 8-2671)

Statement of Financial Condition

December 31, 2009

(Dollars in thousands, except per share amounts)

Assets		
Cash and cash equivalents	$	12,003
Receivable from affiliate		590
Commissions receivable		1,038
Premises and equipment, net		293
Defered tax assets, net		7,035
Other assets		67
Total assets	$	21,026
Liabilities and Stockholder's Equity		
Due to affiliates	$	1,639
Accrued expenses and other liabilities		3,357
Total liabilities		4,996
Stockholder's equity:		
Common stock of $0.05 par value. Authorized 20,000,000 shares; issued and outstanding 19,881,383 shares		994
Additional paid-in capital		12,041
Retained earnings		2,995
Total stockholder's equity		16,030
Total liabilities and stockholder's equity	$	21,026

See accompanying notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.
(SEC Identification No. 8-2671)

Statement of Earnings

Year ended December 31, 2009

(Dollars in thousands)

Revenues:		
Commissions	$	14,722
Interest		34
Other		466
Total revenues		15,222
Expenses:		
Compensation and benefits		4,126
Floor brokerage and clearing fees		1,241
Technology and communications		2,761
Occupancy and equipment rental		400
Business development		50
Services provided by affiliate		1,500
Other		271
Total expenses		10,349
Earnings before income taxes		4,873
Income taxes		2,245
Net earnings	$	2,628

See accompanying notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.
(SEC Identification No. 8-2671)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2009

(Dollars in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2008	$ 994	$ 17,116	$ 367	$ 18,477
Capital distribution	—	(5,000)	—	(5,000)
Net earnings	—	—	2,628	2,628
Tax expense on stock based awards	—	(75)	—	(75)
Balance, December 31, 2009	$ 994	$ 12,041	$ 2,995	$ 16,030

See accompanying notes to financial statements.

JEFFERIES EXECUTION SERVICES, INC.
(SEC Identification No. 8-2671)

Statement of Cash Flows

Year ended December 31, 2009

(Dollars in thousands)

Cash flows from operating activities:		
Net earnings	$	2,628
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization		154
Deferred income taxes		944
Gain on sale of exchange seat		(299)
Decrease (increase) in operating assets:		
Commissions receivable		900
Receivable from affiliate		(590)
Other assets		135
(Decrease) increase in operating liabilities:		
Due to affiliates		912
Accrued expenses and other liabilities		710
Net cash provided by operating activities		5,494
Cash flows from investing activities:		
Purchase of premises and equipment		(8)
Proceeds from sale of exchange seat		334
Net cash provided by investing activities		326
Cash flows from financing activities:		
Capital distribution		(5,000)
Tax expense from the issuance of stock based awards		(75)
Net cash used in financing activities		(5,075)
Net increase in cash and cash equivalents		745
Cash and cash equivalents, beginning of year		11,258
Cash and cash equivalents, end of year	$	12,003
Supplemental disclosures of cash flow information:		
Cash paid to Parent for income taxes	$	66

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organizational Structure

Jefferies Execution Services, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2009, Jefferies Group, Inc. (the Parent) is the sole stockholder of the Company. The Company's present business primarily consists of performing certain execution services on the New York Stock Exchange (the NYSE) and other exchanges and electronic marketplaces for Jefferies & Company, Inc. (a subsidiary of Jefferies Group, Inc.) and other financial institutions.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company claims an exemption from Rule 15c3-3 as of December 31, 2009, based upon Section (k)(2)(ii). Transactions are cleared through an affiliated broker-dealer on a fully disclosed basis.

The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles.

Revenue Recognition

Commission revenue is primarily derived from commissions received for executing trades on the New York Stock Exchange and other exchanges for broker-dealers and institutions. Commission revenue is recorded on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments not held for resale with original maturities of three months or less.

Securities Transactions

Transactions in securities are recorded on a trade-date basis.

Premises and Equipment, Net

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter. Accumulated depreciation on premises and equipment is $4.5 million as of December 31, 2009.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period

that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset, if any, for which it is more likely than not that it will not be realized. The Company recognizes interest expense, if any, related to uncertain tax positions in interest expense. Penalties, if any, are recognized in other general and administrative expenses.

Share-Based Compensation

The Parent issues restricted stock and restricted stock units ("RSU") to employees of the Company under its Incentive Compensation Plan, primarily in connection with year-end compensation. The subsequent amortization of the cost of the restricted stock and RSU is allocated to the Company by the Parent. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain other requirements outlined in the award agreements.

Legal Reserves

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum range of probable loss.

The Company records reserves related to legal proceedings in accrued expenses and other liabilities to the extent such losses are probable and can be estimated. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the basis and validity of the claim; the possibility of wrongdoing on the part of an employee of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Sale of Exchange Seat

During 2009, the Company recognized a gain on the sale of its shares in the Boston Options Exchange (BOX) and Boston Stock Exchange (BSE) of $299,000. The asset was historically recorded at cost as it represented ownership interest in the exchange and the right to conduct business on the exchange. This gain is included in Other revenues on the Statement of Earnings.

Accounting and Regulatory Developments

Accounting Standards Codification. The FASB established the Accounting Standards Codification™ ("ASC") on July 1, 2009 as the single source of authoritative GAAP to be applied by nongovernmental entities. The ASC supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the ASC is no longer authoritative.

Following the ASC, the FASB no longer issues new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it issues Accounting Standards Updates, which serve to update the ASC, provide background information about the guidance and provide the basis for conclusions on the changes to the ASC. GAAP was not changed as a result of the FASB's codification project, but the codification project changes the way the guidance is organized and presented. As a result, these changes have a significant impact on how we reference GAAP in our financial statements and in our accounting policies for financial statements issued for interim and annual periods.

Subsequent Events. The Company adopted accounting described in ASC 855, Subsequent Events Topic, as of the financial period ended June 30, 2009, requiring that management evaluate events and transactions that may occur for potential recognition or disclosure in the financial statements after the balance sheet date through the date the financial statements are issued and determining the circumstances under which such events or transactions must be recognized in the financial statements. The adoption did not have an effect on the Company's financial statements.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses to prepare theses financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(2) Income Taxes

The Company's operations are included in the consolidated Federal income tax return and combined New York State and City returns of the Parent. Income tax liabilities are due to the Parent, although the Company does file certain state and local returns directly with taxing authorities. The Company accounts for income taxes on a separate-return basis.

Income taxes consist of the following components (in thousands of dollars):

Current:	
Federal	$ 858
State and local	443
	1,301
Deferred:	
Federal	568
State and local	376
	944
	$ 2,245

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a deferred tax asset, net of $7,035,000. The deferred tax asset, net is comprised primarily of a deferred tax asset of $6,739,000 related to goodwill impairment.

There was no valuation allowance for deferred tax assets as of December 31, 2009. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax assets.

The provision for income taxes differs from the expected Federal income tax rate (35%) for the following reasons (in thousands of dollars):

Computed expected taxes at 35% of earnings before income taxes	$	1,705	35.00%
State and city income taxes, net of federal income tax benefit		532	10.92%
Other		8	0.16%
Total income tax expense	$	2,245	46.08%

As of December 31, 2009, we had no provision for interest or penalties related to uncertain tax positions.

(3) Employee Benefit Plans

The Company incurs expenses related to various benefit plans of the Parent covering all employees, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. The Company also participates in a stock ownership and long-term incentive plan (the Plan) sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards. Included in compensation and benefits expense are expenses related to these benefit plans amounting to $67,000 for the year ended December 31, 2009.

(4) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The settlement of these transactions is not expected to have a material effect upon the Company's financial statements.

(5) Leases

The Company leased certain premises and equipment under noncancelable agreements that expired at various dates through 2009. Included in occupancy and equipment rental is $253,000 related to leases. The company has no other lease agreements at this time.

(6) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2009, the Company had net capital of $8,006,000 which was $7,756,000 in excess of required net capital.

(7) Related-Party Transactions

The Company's Receivable from affiliate balance of $590,000 in the accompanying Statement of Financial Condition is primarily comprised of commission receivables. The Due to affiliates balance of $1,639,000 consists of tax liabilities as the Company's operations are included in the consolidated tax returns of the Parent.

Included in commission revenues is approximately $8,918,000 of execution fees received from Jefferies & Company, Inc.

Included in various expense line items are administrative service and clearing charges and commissions paid to Jefferies & Company, Inc., amounting to approximately $2,740,000.

The Company's employees participate in the share-based compensation plans of the Parent. The compensation expense attributed to the Company associated with awards under those plans is reflected as compensation and benefits expense in the Statement of Earnings with a corresponding amount recorded in Due to affiliates in the Statement of Financial Condition.

Advances from the Parent are generally payable on demand. The Company believes amounts arising through related party transactions, including those allocated expenses referred to above, are reasonable and approximate amounts that would have been recorded if the Company operated as an unaffiliated entity.

During 2009, the Company remitted $5,000,000 in cash as capital distribution to the Parent, which reduced additional paid-in capital.

(8) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2009 that would require recognition or disclosure in these financial statements through February 26, 2010, which is the date of issuance of these financial statements.

JEFFERIES EXECUTION SERVICES, INC.
(SEC Identification No. 8-2671)

Computation of Net Capital under Rule 15c3-1(a)(1)(ii)
of the Securities and Exchange Commission
Using Alternative Net Capital Requirement

December 31, 2009

(Dollars in thousands)

Stockholder's equity	$ 16,030
Deduct:	
Nonallowable assets - other	7,576
Other	270
Total deductions	7,846
Net capital before haircuts on securities positions	8,184
Haircuts on securities – other	178
Net capital	8,006
Less net capital requirement	250
Net capital in excess of requirement	$ 7,756

Note: The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2009, computed by Jefferies Execution Services, Inc. in its Form X-17a-5, Part II, filed with the Financial Industry Regulatory Authority as amended on February 26, 2010, does not materially differ from the above computation.

See accompanying independent auditors' report.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by Rule 17a-5(g)(1)

The Board of Directors
Jefferies Execution Services, Inc.:

In planning and performing our audit of the financial statements of Jefferies Execution Services, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

JEFFERIES EXECUTION SERVICES, INC.

(SEC Identification No. 8-2671)

Financial Statements and
Supplementary Schedule

December 31, 2009

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)